Filed by National Commerce Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: National Commerce Corporation

Filer’s Commission File Number: 001-36878

National Commerce Corporation Merger with CenterState Bank Corporation

Frequently Asked Questions

November 26, 2018

The purpose of this document is to provide our employees with responses to frequently asked questions (“FAQs”) regarding the announcement of the planned merger of National Commerce Corporation with CenterState Bank Corporation. It is very natural to have many questions following the announcement of a transaction like this. Through these FAQs, we are providing information on a number of topics that we understand you may be focusing on, and we expect to provide further updates as we have additional information. The set of FAQs is not exhaustive, but it is designed to help you better understand certain aspects of the transaction. This document is for internal use only.

Q. Why is National Commerce Corporation merging with CenterState Bank Corporation?

A.      All of the banks that are a part of National Commerce Corporation (NCOM) and National Bank of Commerce are proud of our histories, and proud of what we have been able to accomplish as part of the NCOM family. We are all committed to our customers and to the communities that we proudly serve. As part of our ongoing strategy, our executive management team and our board of directors pay close attention to trends in the banking industry. And as we looked down the road, we came to the conclusion that if the absolute right strategic partner came along, who thinks like us and operates like us, a merger could position the company for an even brighter future.

After we were approached by CenterState, and spent a lot of time with them getting to know how they do business, we realized we found just that partner. We have known their management team for almost 20 years, we have watched them grow and prosper, and we have learned just how similar we are in how we do business, our high expectations around customer service, and our core values.

Q. Who is CenterState Bank?

A.      CenterState is a Winter Haven, Florida-based, publicly-traded (NASDAQ: CSFL), bank holding company, with 123 branches across Florida and Georgia, and 4 branches in Alabama. CenterState has around $12 billion in assets, as compared to our $4 billion, and operates a community bank model very similar to ours, offering most everything our customers could need: traditional retail, commercial, mortgage, wealth management, and SBA services, along with a national footprint serving correspondent banks through its correspondent banking division.

CenterState’s core values align very well with ours:

■	Local Market Driven
■	A Long Term Horizon
■	World Class Service
■	Relationship Banking
■	Faith and Family

Q. When will the merger take place?

A.      While the boards of directors for both banks have approved the merger, there is a regulatory and stockholder approval process that must take place. We hope to receive the required approvals, and to officially complete the merger sometime in the second quarter of 2019.

Q. Will there be job cuts?

A.      Our mutual goal is to keep as many employees as possible. There will be a lot of planning going on, and we should have decisions made and communicated in the first quarter of 2019.

Q. How will the merger benefit our customers?

A.     The merger with CenterState will allow us to more fully serve our customers’ banking needs through a much larger branch network, higher lending limits so that we can expand existing lending relationships, access to specialized business units such as equipment leasing, agribusiness and municipality banking, and state-of-the-art treasury management and digital banking platforms.

Q. Will our bank’s name change?

A.      Yes. CenterState operates all of its banks under one charter (as we do at National Bank of Commerce), but all of its banks are known as CenterState Bank. The name change will likely occur late in 2019.

Q. What will happen to our existing loan and deposit accounts?

A.      Nothing will change about loan or deposit accounts at this time. If there are to be any changes, we will have plenty of advance notice.

Q. Will fees increase?

A.      For now, everything will remain the same. Our focus will remain on providing quality service to our customers.

Q. Will our customers be able to use CenterState branches to do banking business?

A.      Not until system conversion. We don’t expect the merger to be completed until early 2019, and the system conversion in late 2019.

Q. Will our customers’ deposits still be insured?

A.      Yes. All deposits will continue to be insured to the full limit provided by FDIC. Each depositor will be insured by the FDIC up to $250,000.

Q. Is there anything that our customers should be aware of at this point as it relates to doing business with us?

A.      No. It will be “business as usual” for our customers as the banks prepare for the merger. As the process moves forward, we will inform everyone well in advance if any changes are coming.

Q. How should I handle inquiries from the media?

A.     You should direct any media inquiries to Richard Murray or Will Matthews.

Q. Is there any other information that you can give me about the merger?

A.      As part of the merger, Richard Murray will become the CEO of CenterState Bank, and Will Matthews will become the CFO of the bank and the holding company. Regional Presidents and all of our existing Market Presidents stay with us. We hope that seeing the continuity in management will be reassuring to employees and to our customers. If you have any questions, please do not hesitate to ask your manager. Please know that we will provide ongoing information about the merger through our branches and our website, and through required filings with the Securities and Exchange Commission (the “SEC”). For additional information on CenterState, please visit www.centerstatebank.com.

Additional Information

CenterState intends to file a registration statement on Form S-4 with the SEC to register the shares of CenterState’s common stock that will be issued to NCOM’s stockholders in connection with the transaction. The registration statement will include a joint proxy statement/prospectus and other relevant materials in connection with the proposed merger transaction involving CenterState and NCOM. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC on its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by CenterState on its website at www.centerstatebanks.com and by NCOM on its website at www.nationalbankofcommerce.com.

The information included herein does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Before making any voting or investment decision, investors and security holders of CenterState and NCOM are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.

CenterState, NCOM and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from CenterState shareholders and NCOM stockholders in connection with the merger. Information regarding the directors and executive officers of CenterState and NCOM and other persons who may be deemed participants in the solicitation of the shareholders of CenterState and the stockholders of NCOM in connection with the merger will be included in the joint proxy statement/prospectus for CenterState’s special meeting of shareholders and NCOM’s special meeting of stockholders, which will be filed by CenterState with the SEC. Information about the directors and officers of CenterState and their ownership of CenterState common stock can also be found in CenterState’s definitive proxy statement in connection with its 2018 annual meeting of shareholders, as filed with the SEC on March 12, 2018, and other documents subsequently filed by CenterState with the SEC. Information about the directors and officers of NCOM and their ownership of NCOM common stock can also be found in NCOM’s definitive proxy statement in connection with its 2018 annual meeting of stockholders, as filed with the SEC on April 20, 2018, and other documents subsequently filed by NCOM with the SEC. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant documents regarding the merger filed with the SEC when they become available.

Forward-Looking Statements

Certain statements contained in this communication that are not statements of historical fact constitute forward-looking statements for which NCOM claims the protection of the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995 (the “Act”), notwithstanding that such statements are not specifically identified as such. In addition, certain statements may be contained in NCOM’s future filings with the SEC, in press releases and in oral and written statements made by NCOM or with NCOM’s approval that are not statements of historical fact and that constitute forward-looking statements within the meaning of the Act. Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “continue,” “remain,” “will,” “should,” “may” and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements (including oral representations) involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. With respect to the proposed merger, these risks and uncertainties include, without limitation: the possibility that regulatory and other approvals and conditions to the proposed merger are not received or satisfied on a timely basis or at all, or contain unanticipated terms and conditions; the possibility that modifications to the terms of the transaction may be required in order to obtain or satisfy such approvals or conditions; the receipt and timing of approval of NCOM’s stockholders and CenterState’s shareholders; delays in closing the merger and/or the bank merger; difficulties, delays and unanticipated costs in integrating the merging organizations’ businesses or realizing expected cost savings and other benefits; business disruptions as a result of the integration of the merging organizations, including possible loss of customers; diversion of management time to address transaction-related issues; changes in asset quality and credit risk as a result of the merger and/or the bank merger; and general competitive, economic, political and market conditions.

Forward-looking statements made by NCOM in this communication, or elsewhere, speak only as of the date on which the statements were made. You are advised to read the risk factors in each of NCOM’s and CenterState’s most recently filed Annual Report on Form 10-K and subsequent filings with the SEC, which are available through the website maintained by the SEC at www.sec.gov or by accessing information available at www.nationalbankofcommerce.com or www.centerstatebanks.com, respectively. New risks and uncertainties arise from time to time, and it is impossible for NCOM to predict these events or how they may affect it or its anticipated results. NCOM has no duty to, and does not intend to, update or revise the forward-looking statements in this communication, except as may be required by law. In light of these risks and uncertainties, readers should keep in mind that any forward-looking statement made in this communication may not occur. All data presented herein is as of the date of this communication unless otherwise noted.